U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-28191

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF

CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

(Full title of the plan)

eSPEED, INC.

110 East 59th Street

New York, New York 10022

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Form 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

eSpeed, Inc. Deferral Plan for Employees of

Cantor Fitzgerald, L.P. and its Affiliates

New York, NY

We have audited the accompanying statements of assets available for benefits of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2006 and (2) delinquent participant contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, NY

July 16, 2007

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Statements of Assets Available for Benefits

	December 31,
	2006	2005
ASSETS:
Participant-directed investments	$94,040,652	$45,910,138

Receivables:
Participant contributions	202,413	523,715
Employer contributions	137,926	152,349

Total receivables	340,339	676,064

ASSETS AVAILABLE FOR BENEFITS	$94,380,991	$46,586,202

See accompanying Notes to Financial Statements.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2006
ADDITIONS:
Contributions:
Participant contributions	$9,415,697
Employer contributions	137,926

Total contributions	9,553,623
Investment gain:
Net appreciation in fair value of investments	4,382,383
Interest and dividends	5,733,232

Net investment gain	10,115,615
Transfers:
Transfers into plan	36,620,202

Total additions	56,289,440
DEDUCTIONS:
Distributions to participants	8,494,651

Total deductions	8,494,651

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	47,794,789

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	46,586,202

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$94,380,991

See accompanying Notes to Financial Statements.

eSpeed, Inc Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Notes to Financial Statements

As of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

1.	Description of Plan

The following description of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates (the “Plan”), formerly the Cantor Fitzgerald Deferral Plan, provides general information concerning the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and eSpeed, Inc. (“eSpeed”). CFLP and eSpeed, as well as their participating domestic affiliates are collectively referred to as the “Company”.

Prior to September 20, 2006, the trustee for the Plan was Wells Fargo and Company (“Wells Fargo”). Effective September 20, 2006, Fiserv Corporation assumed responsibility as the Plan’s trustee. The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Also effective September 20, 2006, Professional Capital Services, LLC replaced Wells Fargo as the Plan’s recordkeeper.

Eligibility - All employees of the Company are eligible to participate in the Plan upon hire and reaching the age of 21, except for temporary or casual employees and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant Contributions - The maximum deferral amount under the Plan that could be elected is the lower of 80% of compensation or a certain statutory limit ($15,000 in 2006), which may be adjusted in future years for cost of living adjustments pursuant to Internal Revenue Code (“IRC”) section 402(g)(4). The Plan also permits participants age 50 and over to make catch-up contributions. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Deferrals exceeding the limit will be refunded to the participants. There were no deferrals in excess of IRC limitations related to the 2006 Plan year.

Company Contributions - The Plan allows eligible participants to invest in eSpeed’s Class A common stock (the “eSpeed Stock Fund”). In addition to the election by the participants to contribute to the eSpeed Stock Fund, the Company matches contributions to this fund annually with up to $3,000 of the Company’s Class A common stock per participant. For the Plan year ended December 31, 2006, eSpeed contributed 15,800 shares of its Class A common stock valued at $137,926, which are included as an employer contribution receivable as of December 31, 2006. Effective January 1, 2007, the Company no longer matches participant contributions to the eSpeed Stock Fund.

Investment Options –Generally, participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2006, investment options include the eSpeed Stock Fund, money market funds, privately managed funds and mutual funds. Beginning October 2005, eligible participants were auto-enrolled in the Plan when hired by the Company at a rate of 2% invested in the Wells Fargo Treasury Plus Institutional Money Market Fund. As of September 2006, eligible participants are auto-enrolled at a rate of 2% invested in the Fidelity Prime Fund Capital Preservation Class, a money market fund.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service, 33% being earned in each of the first two years.

Forfeitures - Participant contributions are non-forfeitable at all times. Company contributions are forfeitable in the event a participant terminates before the participant’s matching contribution account is fully vested. The unvested portions are forfeited and were applied to such future matching contributions at the discretion of the Company. As of December 31, 2006 and 2005, forfeited non-vested accounts totaled $7,571 and $3,453, respectively. During the year ended December 31, 2006, no Company contributions were reduced from forfeited nonvested accounts. The balance at December 31, 2006 is expected to be applied to the payment of plan expenses.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions - Payment of benefits begin as soon as practicable following termination of employment. If a participant’s account balance is more than $1,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until a later date but not later than the April 1st following the calendar year in which the participant attains age 70 1/2.

Loans to Participants – A participant may generally borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participant’s vested account balance. Interest on outstanding loans is charged at a fixed rate, as determined by the Plan administrator, which may not be less than a commercial bank’s prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence (in which case, repayment may be extended in excess of five years). Participant loans were $1,238,020 and $510,377 as of December 31, 2006 and 2005, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their participant account.

2.	Summary of Significant Accounting Policies

Basis of Accounting - The Plan’s financial statements have been prepared using accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Benefit Payments to Participants and Beneficiaries - Benefits are recorded when disbursed.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Risks and Uncertainties - The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amount reported in the statement of assets available for Plan benefits and changes therein.

Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. In 2005, investments that were not publicly traded, such as common collective trusts, were valued by Wells Fargo, then the trustee for the Plan, based on the quoted market prices of the underlying investments. The eSpeed Stock Fund is composed primarily of the Company stock which is valued at quoted market price at the end of the year. Loan receivables are stated at the outstanding balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

The privately managed funds are institutional portfolios managed and valued by the individual investment companies. These portfolios, which have no quoted market values, are offered to the institutional clients and participants of the Plan. The market values of these portfolios are based on the fair values of the publicly traded underlying investments. Fair values of these investments are based on the last sales price (if traded on December 31) or the prevailing bid price (as obtained from sources considered to be reliable by the Trustee of the Plan) at the close of trading on December 31.

Management fee and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fee and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Transfers Into the Plan- In May 2005, the Company acquired Maxcor Financial Group, Inc. (“Maxcor”). Effective January 1, 2006, Maxcor employees (including employees of certain Maxcor subsidiaries) were eligible to participate in the Plan. As a result, during 2006, the net assets of the Maxcor Savings Plan previously known as the Eurobrokers, Inc. 401(k) Savings Plan, in the amount of $36,620,202 were transferred into the Plan.

3.	Exempt Party-In-Interest Transactions

Certain officers and employees of CFLP, who are participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

In addition, some of the Plan’s assets were invested in the Wells Fargo S&P 500 Stock Fund, Wells Fargo Russell 2000 Index Fund, Wells Fargo Treasury Plus Institutional Money Market Fund, the Wells Fargo S&P MidCap Stock Fund and the Wells Fargo Short Term Investment Fund, which were collectively valued at $0 and $19,779,070 (42% of net assets) as of December 31, 2006 and 2005, respectively.

Prior to September 15, 2006, Wells Fargo managed the eSpeed Stock Fund on behalf of the Plan. Wells Fargo Bank, an affiliate of Wells Fargo’s Institutional Investments Group managed these funds, as part of the Wells Fargo Collective Investment Funds. Subsequent to September 15, 2006, Fiserv began to manage the eSpeed Stock Fund. The eSpeed Stock Fund was valued at $1,218,704 (1% of net assets) and $853,304 (2% of net assets) as of December 31, 2006 and 2005, respectively. Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4.	Income Tax Status of Plan

The Internal Revenue Service has determined and informed CFLP by letter dated November 26, 2002 that the Plan is qualified as to form with applicable sections of the IRC and, as such, the related trust is exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Investments

The Plan had the following investments, which individually represented 5% or more of the Plan’s assets as of December 31, 2006 and 2005, respectively:

		Fair Value as of December 31,
		2006	2005
*	Wells Fargo Treasury Plus Institutional Money Market Fund, none and 9,003,918 shares, respectively	$—	$9,003,918
	Templeton Foreign Fund, none and 284,859 shares, respectively	—	3,606,565
*	Wells Fargo S&P 500 Stock Fund, none and 99,046 shares, respectively	—	5,219,439
*	Wells Fargo S&P MidCap Stock Fund, none and 68,249 shares, respectively	—	3,841,061
	Dreyfus Appreciation Fund, none and 76,141 shares, respectively	—	3,026,599
	Dodge and Cox Stock Fund, 75,516 and 37,623 shares, respectively	11,588,700	5,257,668
	Janus Balanced Fund, none and 121,205 shares, respectively	—	2,724,694
	American Funds Growth Fund of America, 219,933 and 75,500 shares, respectively	7,226,990	2,316,352
	PIMCO Total Return Fund, none and 242,920, respectively	—	2,554,464
	American Funds Europacific Growth Fund, 115,977 and no shares, respectively	5,399,892	—
	Fidelity Prime Fund Capital Reserves CLA, 14,308,738 and no shares, respectively	14,308,738	—
	Janus Contrarian Fund, 410,009 and no shares, respectively	6,900,450	—
	Vanguard Institutional Index Fund 42,074 and no shares, respectively	5,452,519	—

*	Permitted party-in-interest as defined by ERISA. Investments represent a common collective trust, which is valued by its respective sponsor.

As of December 31, 2005, the Plan had investments, valued at $20,632,374 (44% of net assets), whose values were estimated by Wells Fargo, the trustee for the Plan, in the absence of readily ascertainable market values. As of December 31, 2006, the Plan did not have investments without readily ascertainable market values.

During the year ended December 31, 2006, the Plan’s investments (including investments bought, sold and held) appreciated as follows:

Shares in Registered Investment Companies	$3,578,719
Common Collective Trusts	630,861
eSpeed Stock Fund	172,803

Total Plan Net Appreciation	$4,382,383

6.	NonExempt Party-In-Interest Transaction

During 2005, the Company remitted the following participant contributions, totaling $541,726, to the trustee later than required by DOL Regulation 2510.3-102:

Pay Date	Contribution Amount	Remittance Date
1/31/2005	$198,270	2/24/2005
4/30/2005	$197,168	5/23/2005
6/30/2005	$146,288	7/26/2005

Accordingly, during 2006, the Company credited participant accounts with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis and reported the same to the Department of Labor pursuant to its “Voluntary Fiduciary Correction Program”.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets Held at End of Year

As of December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Accessor Growth Allocation Fund Investor	Registered Investment Co.	**	$951
	Alliance Bernstein International Value C	Registered Investment Co.	**	751,453
	AMCAP FD Inc. (American)	Registered Investment Co.	**	7
	American Funds Europacific Growth Fund	Registered Investment Co.	**	5,399,892
	American Funds High Income Trust	Registered Investment Co.	**	291
	American Funds The Growth Fund of America	Registered Investment Co.	**	7,226,990
	American Funds The Income Fund of America	Registered Investment Co.	**	504,588
	American Growth Fund of America Class A	Registered Investment Co.	**	7
	Aston/River Road Small Cap Value Fund CL	Registered Investment Co.	**	13,602
	Calamos Growth Fund Class A	Registered Investment Co.	**	3,135,162
	Capital Income Builder Funds (American)	Registered Investment Co.	**	641
	CGM Focus Fund	Registered Investment Co.	**	166,052
	CGM Realty FD	Registered Investment Co.	**	400,800
	Columbia Acorn Fund Class Z	Registered Investment Co.	**	276,003
	Credit Suisse Small Cap Core Fund Class A	Registered Investment Co.	**	190,207
	CRM Mid Cap Value Investor	Registered Investment Co.	**	564,333
	Delaware Value Fund Class A	Registered Investment Co.	**	730,749
	Dodge & Cox Stock FD	Registered Investment Co.	**	11,588,700
	Eaton Vance Large Cap Value Fund Class A	Registered Investment Co.	**	232,435
*	eSpeed Stock Fund	Common Collective Trust	1,586,976***	1,218,704
	Fidelity Capital and Income Fund Retail	Registered Investment Co.	**	219,033
	Fidelity ContraFund	Registered Investment Co.	**	2,340,837
	Fidelity Low Priced Stock Fund	Registered Investment Co.	**	1,969,910
	Fidelity Prime Fund Capital Reserves CLA	Cash Equivalent	14,308,738***	14,308,738
	Fidelity Spartan U.S. Equity Index FD	Registered Investment Co.	**	373,011
	Fidelity Strategic Income Fund Retail CL	Registered Investment Co.	**	446,598
	First Eagle Overseas Fund Class A	Registered Investment Co.	**	1,381,904
	FISERV Trust Institutional Money Market	Cash Equivalent	**	636
	FISERV Trust Money Market Account	Cash Equivalent	**	73,114
	Goldman Sachs Mid Cap Value Fund Class A	Registered Investment Co.	**	548,840
	Income Fund of America	Registered Investment Co.	**	252
	Janus Contrarian Fund	Registered Investment Co.	**	6,900,450
	Jennison Dryden Utility Fund Class Z	Registered Investment Co.	**	401,494
	Keeley Small Cap Value Fund	Registered Investment Co.	**	508,050
	Leuthold Asset Allocation Fund	Registered Investment Co.	**	253,668
	Lord Abbett Mid Cap Value Fund Class A	Registered Investment Co.	**	833,490
	Merger Fund	Registered Investment Co.	**	283,987
	Metropolitan West Low Duration Bond Class	Registered Investment Co.	**	102,186
	Old Mutual Heitman Reit Fund CL Z	Registered Investment Co.	**	264,984
	Oppenheimer Global Opportunities Fund CL	Registered Investment Co.	**	3,190,650
	PIMCO Commodity Real Return Strategy Class	Registered Investment Co.	**	164,323
	PIMCO Developing Local Markets Fund Class	Registered Investment Co.	**	160,016
	PIMCO Total Return Institutional (35)	Registered Investment Co.	**	3,702,580
	Sentinel Small Company Fund Class A	Registered Investment Co.	**	2,091,362
	SSGA Emerging Markets	Registered Investment Co.	**	154,068
	T Rowe Price Growth Stock Fund Advisor C	Registered Investment Co.	**	1,057,000
	TCW Dividend Focused Fund Class N	Registered Investment Co.	**	899,531
	TCW Select Equities Fund Class N	Registered Investment Co.	**	629,445
	Turner Midcap Growth Investor Class	Registered Investment Co.	**	515,901
	U.S. Global Investors Global Resources	Registered Investment Co.	**	1,352,636
	Vanguard Health Care	Registered Investment Co.	**	1,862,626
	Vanguard Institutional Index Fund	Registered Investment Co.	**	5,452,518

	Vanguard Mid Cap Index Admiral Shares	Registered Investment Co.	**	3,301,750
	Vanguard Small Cap Index – Admiral Shares	Registered Investment Co.	**	2,314,177
	Victory Diversified Stock Class A	Registered Investment Co.	**	443,838
	Wasatch Small Cap Growth Fund	Registered Investment Co.	**	215,640
	Westcore Plus Bond Fund	Registered Investment Co.	**	133,855
	Western Asset Core Plus Intermediary SHA	Registered Investment Co.	**	832,257
	William Blair International Growth N	Registered Investment Co.	**	715,710
*	Participant loans	Participant Loans (1)	—	1,238,020

	TOTAL INVESTMENTS			$94,040,652

*	Permitted party-in interest as defined by ERISA.

**	Cost information is not required for participant-directed investments and is therefore not included.

***	Cost information includes participant-directed investments and amounts of nonparticpant-directed investments.

(1)	Maturing 2007 to 2011 at interest rates of 4% to 10%.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Form 5500, Schedule H, Part IV, Line 4a- Delinquent Participant Contributions

For the Year Ended December 31, 2006

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions	Amount
Cantor Fitzgerald, LP	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by DOL Regulation 2510.3-102. The January 31, 2005 participant contribution was deposited on February 24, 2005.	$198,270

Cantor Fitzgerald, LP	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by DOL Regulation 2510.3-102. The April 30, 2005 participant contribution was deposited on May 23, 2005.	$197,168

Cantor Fitzgerald, LP	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by DOL Regulation 2510.3-102. The June 30, 2005 participant contribution was deposited on July 26, 2005.	$146,288

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates has duly caused this annual report for the fiscal year ended December 31, 2006 to be signed on its behalf by the undersigned hereunto duly authorized.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

By:	/s/ Frank V. Saracino
Name: Frank V. Saracino
Title: Interim Chief Accounting Officer

Date: July 16, 2007

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm